PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED JANUARY 19, 1996)
                                                       RULE NO. 424(b)(5)
                                                       REGISTRATION NO. 33-65135


                                     [LOGO]

                                  $200,000,000

                           MERRILL LYNCH & CO., INC.

                          7% NOTES DUE MARCH 15, 2006

                               ----------------

  Interest on the Notes is payable semiannually on March 15 and September 15 of each year (each an "Interest Payment Date"), commencing September 15, 1996. The Notes are not subject to redemption by Merrill Lynch & Co., Inc. (the "Company") prior to maturity.

  Ownership of the Notes will be maintained in book-entry form by or through the Depository (as hereinafter defined). Interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Beneficial owners of the Notes will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A  CRIMINAL
      OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PRICE TO   UNDERWRITING    PROCEEDS TO
                                      PUBLIC(1)     DISCOUNT   THE COMPANY(1)(2)
--------------------------------------------------------------------------------
Per Note...........................    99.514%        .6%           98.914%
--------------------------------------------------------------------------------
Total..............................  $199,028,000  $1,200,000    $197,828,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from March 18, 1996.
(2) Before deduction of expenses payable by the Company.

                               ----------------

  The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriter and subject to certain other conditions. The Underwriter reserves the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depository on or about March 18, 1996.

                               ----------------

                              MERRILL LYNCH & CO.

                               ----------------

           The date of this Prospectus Supplement is March 12, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or Prospectus.

                              RECENT DEVELOPMENTS

  The following summary of consolidated financial information was derived from, and is qualified in its entirety by reference to, the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the year ended December 30, 1994 and Current Report on Form 8-K, dated March 12, 1996 (the "Current Report"). The Current Report will be superseded in its entirety by the Company's Annual Report on Form 10-K for the year ended December 29, 1995. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

  The Company conducts its business in highly volatile markets. Consequently, the Company's results can be affected by many factors, including general market conditions, the liquidity of secondary markets, the level and volatility of interest rates and currency values, the valuation of securities positions, competitive conditions, and the size, number, and timing of transactions. In periods of unfavorable market activity, profitability can be adversely affected because certain expenses remain relatively fixed. As a result, net earnings and revenues can vary significantly from period to period.

                                                              YEAR ENDED
                                                       -------------------------
                                                       DECEMBER 30, DECEMBER 29,
INCOME STATEMENT INFORMATION                               1994         1995
----------------------------                           ------------ ------------
(IN MILLIONS, EXCEPT RATIOS)
Revenues..............................................   $18,234      $21,513
Net revenues(1).......................................   $ 9,625      $10,265
Earnings before income taxes..........................   $ 1,730      $ 1,811
Net earnings..........................................   $ 1,017      $ 1,114
Ratio of earnings to fixed charges(2).................       1.2          1.2

                                                 AT DECEMBER 30, AT DECEMBER 29,
BALANCE SHEET INFORMATION(3)                          1994            1995
-------------------------                        --------------- ---------------
(IN MILLIONS)
Total assets....................................    $163,749        $176,857
Long-term borrowings............................    $ 14,863        $ 17,340
Stockholders' equity............................    $  5,818        $  6,141

--------
(1) Net revenues are revenues net of interest expense.
(2) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.
(3) To finance its diverse activities, the Company and certain of its subsidiaries borrow substantial amounts of short-term funds on a regular basis. Although the amount of short-term borrowings significantly varies with the level of general business activity, on December 29, 1995, $1,022 million of bank loans and $16,969 million of commercial paper were outstanding. In addition, certain of the Company's subsidiaries lend securities and enter into repurchase agreements to obtain financing. At December 29, 1995, cash deposits for securities loaned and securities sold under agreements to repurchase amounted to $2,857 million and $56,817 million, respectively. From December 30, 1995 to March 11, 1996, long-term borrowings, net of repayments and repurchases, increased by approximately $2,530 million.

FISCAL YEAR 1995

  Global financial markets, which steadily weakened during most of 1994, generally improved during 1995, led by a more stable U.S. economy, declining interest rates, and heightened investor activity. Inflationary fears eased throughout 1995 as key U.S. economic statistics indicated slow to moderate growth. The Federal Reserve decreased short-term interest rates in July and December 1995 following seven rate increases between February 1994 and February 1995. Investors reacted favorably to these events and were more active in stock and bond markets during 1995. Net earnings for the 1995 fourth quarter were $303 million, up 1% from the 1995 third quarter and up 88% from the 1994 fourth quarter.

  Net earnings for 1995 were $1,114 million, up 10% from 1994 net earnings of $1,017 million. Earnings per common share were $5.44 primary and $5.42 fully diluted in 1995, compared with $4.75 primary and $4.74 fully diluted in 1994.

  Total revenues were a record $21,513 million, up 18% from 1994. Net revenues (revenues after interest expense) totaled $10,265 million in 1995, up 7% from 1994.

  Commission revenues increased 9% to a record $3,126 million from $2,871 million in 1994, due primarily to higher levels of listed and over-the-counter securities transactions and mutual fund commissions, partially offset by lower revenues from commodities. Commissions from listed and over-the-counter securities increased due primarily to higher trading volumes on most major U.S. and international exchanges. Mutual fund commissions increased due primarily to higher distribution and redemption fees. Distribution fees from deferred-charge funds increased due to strong fund sales in prior periods and higher asset levels. Redemption fees increased as clients repositioned invested assets.

  Interest and dividend revenues increased 28% to $12,221 million from $9,578 million in 1994. Interest expense, which includes dividend expense, increased 31% from 1994 to $11,248 million. Net interest and dividend profit was $973 million, virtually unchanged from $969 million in 1994, with increases in net interest-earning assets offset by declining interest spreads due to the flattening of the U.S. Treasury yield curve. The change in the yield curve resulted from long-term interest rates falling more than short-term rates during 1995.

  Principal transactions revenues increased 8% from 1994 to $2,519 million in 1995. Increases in equities and equity derivatives and taxable fixed-income trading revenues were partially offset by decreases in trading revenues from municipal securities, foreign exchange and commodities, and interest rate and currency swaps. Equities and equity derivatives trading revenues, in the aggregate, increased 46% to $912 million, due primarily to improved volumes in the convertible, over-the-counter, and international equities markets, partially offset by lower equity derivatives trading revenues. Taxable fixed-income trading revenues increased 10% to $516 million due, in part, to higher revenues from corporate bonds and preferred stock, high-yield bonds, and non-U.S. governments and agencies securities. Trading revenues from mortgage-backed products were negatively affected by reduced market liquidity, leading to a loss. Nevertheless, trading results from mortgage-backed products, which include related net interest revenues, were positive. U.S. Government and agencies securities trading revenues were down from 1994 due to tighter spreads between U.S. Treasury securities and related futures hedges, as well as reduced retail investor demand attributable to lower interest rates. Municipal securities revenues decreased 28% to $273 million as a result of decreased investor demand for tax-exempt investments as investors remained wary of potential tax law changes and sought higher returns in equity and taxable fixed-income securities. Foreign exchange and commodities revenues, in the aggregate, declined 22% to $86 million. Commodities trading revenues decreased due to lower volumes. Increases in foreign exchange trading revenues resulted from higher customer volume caused by the strengthening of the U.S. dollar versus other major currencies during 1995. Interest rate and currency swaps revenues declined 2% to $732 million. Decreases in U.S. dollar-denominated transactions were substantially offset by increased revenues in non-dollar-denominated transactions, particularly in Japanese and European markets.

  Investment banking revenues were $1,308 million, up 5% from $1,240 million in 1994. Strategic services revenues, which include fees for merger and acquisition activity, debt restructuring, and other advisory services, increased, as companies worldwide sought strategic partners to promote growth while cutting costs and increasing efficiencies. Underwriting revenues were down, as lower revenues from equities, private placements, high-yield debt, and mortgage-backed securities underwriting were partially offset by increased underwriting revenues from corporate bonds and preferred stock and defined asset funds.

  Asset management and portfolio service fees rose 9% in 1995 to a record $1,890 million from $1,739 million in 1994, as a result of higher fees earned from asset management and other fee-based services. Other revenues decreased 5% from 1994 to $449 million, due to lower net realized investment gains in 1995 compared with 1994.

  Non-interest expenses were $8,454 million, up 7% from $7,895 million in the year-ago period. Compensation and benefits expense, which represented approximately 62% of non-interest expenses, increased 6% due primarily to increased production-related and incentive compensation and the addition of Smith New Court PLC ("Smith New Court") employees. Compensation and benefits expense as a percentage of net revenues was 51.3% in 1995, compared with 51.5% in 1994.

  Occupancy costs increased 3% from 1994 primarily due to international growth. Other facilities-related costs, which include communications and equipment rental expense and depreciation and amortization expenses, rose 13% primarily due to expanded use of market data services, as well as higher depreciation expense from the purchase of technology-related assets over the past year.

  Professional fees increased 16% from the year-ago period, due to higher legal fees and systems development costs related to upgrading technology and processing capabilities in customer, trading, and transaction processing systems. Advertising and market development expenses increased 6% from 1994 as a result of increased advertising, international travel, and sales promotion primarily related to international growth. Brokerage, clearing, and exchange fees increased 7% as a result of higher securities volume, particularly in international markets. Other expenses increased 4% from 1994, due primarily to a $26 million first quarter charge for the write-off of assets related to a technology contract and $14 million of goodwill amortization related to Smith New Court.

  Income tax expense totaled $697 million in 1995. The effective tax rate in 1995 was 38.5%, compared with 41.2% in 1994. The decrease in the effective tax rate was attributable to lower state income taxes, expanded international business activities in jurisdictions with lower tax rates, and increases in deductions for dividends received.

  In 1995 the Company acquired Smith New Court, a U.K.-based global securities firm, for approximately $800 million. The Company recorded approximately $530 million of goodwill related to the acquisition, which is being amortized on a straight-line basis over 15 years. The Company's 1995 results include those of Smith New Court since mid-August 1995.

CERTAIN BALANCE SHEET INFORMATION AS OF DECEMBER 29, 1995

  The Company believes that its equity base is adequate relative to the level and composition of its assets and the mix of its business.

  In the normal course of business, the Company underwrites, trades, and holds non-investment grade securities in connection with its investment banking, market-making, and derivative structuring activities. These activities are subject to risks related to the creditworthiness of the issuers of, and the liquidity of the market for, such securities, in addition to the usual risks associated with investing in, financing, underwriting, and trading in investment grade instruments.

  At December 29, 1995, the fair value of long and short non-investment grade trading inventories amounted to $5,489 million and $353 million, respectively, and in the aggregate (i.e. the sum of long and short trading inventories) represented 6.3% of aggregate consolidated trading inventories.

  At December 29, 1995, the carrying value of extensions of credit provided to corporations entering into leveraged transactions aggregated $489 million (excluding unutilized revolving lines of credit and other lending commitments of $127 million), consisting primarily of senior term and subordinated financings to 30 medium-sized corporations. At December 29, 1995, the Company had no bridge loans outstanding. Loans to highly leveraged corporations are carried at unpaid principal balances less a reserve for estimated losses. The allowance for loan losses is estimated based on a review of each loan, and consideration of economic, market, and credit conditions. Direct equity investments made in conjunction with the Company's investment and merchant banking activities aggregated $211 million at December 29, 1995, representing investments in 62 enterprises. Equity investments in privately-held companies for which sale is restricted by government or contractual requirements are carried at the lower of cost or estimated net realizable value. At December 29, 1995, the Company held interests in partnerships, totaling $91 million (recorded on the cost basis), that invest in highly leveraged transactions and non-investment grade securities. At December 29, 1995, the Company also committed to invest an additional $79 million in partnerships that invest in leveraged transactions.

  The Company's insurance subsidiaries hold non-investment grade securities. Non-investment grade securities were 4.2% of total insurance investments at December 29, 1995. Non-investment grade securities of insurance subsidiaries are classified as available-for-sale and are carried at fair value.

  At December 29, 1995, the largest non-investment grade concentration consisted of various issues of a South American sovereign totaling $674 million, of which $672 million represented on-balance-sheet hedges for off-balance-sheet financial instruments. No one industry sector accounted for more than 35% of total non-investment grade positions. At December 29, 1995, the Company held an aggregate carrying value of $164 million in debt and equity securities of issuers in various stages of bankruptcy proceedings or in default, of which 75% resulted from the Company's market-making activities in such securities.

                              DESCRIPTION OF NOTES

GENERAL

  The Notes are to be issued as a series of Senior Debt Securities under the Chemical Indenture, dated as of April 1, 1983, as amended and restated, which is more fully described in the accompanying Prospectus. The Notes will mature on March 15, 2006.

  The Notes will bear interest from March 18, 1996, payable semiannually on March 15 and September 15 of each year (each an "Interest Payment Date"), commencing September 15, 1996, to the persons in whose names the Notes are registered on the preceding March 1 and September 1, respectively.

  The Notes are not subject to redemption by the Company prior to maturity.

  The Notes will be issued in denominations of $1,000 and integral multiples thereof.

DEPOSITORY

  Upon issuance, all Notes will be represented by one or more fully registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company as Depository (the "Depository"), and registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depository's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including the Underwriter. The Depository is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Notes must be made by or through Participants, which will receive a credit on the records of the Depository. The ownership interest of each actual purchaser of each Note (the "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Ownership of beneficial interests in Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

  So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Chemical Indenture. Except as provided below, Beneficial Owners of a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the Chemical Indenture. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the Chemical Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the Chemical Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depository to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Payment of the principal of, and interest on, Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the Holder of the Global Note or Notes representing such Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depository, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the Participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Note as shown on the record of the Depository. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

  If (x) the Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 60 days, or (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Notes shall be exchangeable, or (z) an Event of Default has occurred and is continuing with respect to the Notes, the Global Note or Notes will be exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in Global Notes.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form.

                                  UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from the Company $200,000,000 principal amount of the Notes. The Underwriter is committed to purchase all of the Notes if any of the Notes are purchased.

  The Underwriter has advised the Company that it proposes initially to offer the Notes directly to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .35% of the principal amount of the Notes. The Underwriter may allow and such dealers may reallow a discount not in excess of
 .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The underwriting of the Notes will conform to the requirements set forth in the applicable sections of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company and for the Underwriter by Brown & Wood, New York, New York.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Developments........................................................ S-3
Description of Notes....................................................... S-6
Underwriting............................................................... S-8
Validity of Notes.......................................................... S-8

                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Merrill Lynch & Co., Inc. .................................................   3
Use of Proceeds............................................................   3
Summary Financial Information..............................................   4
Description of Debt Securities.............................................   8
Description of Debt Warrants...............................................  12
Description of Currency Warrants...........................................  13
Description of Index Warrants..............................................  14
Plan of Distribution.......................................................  19
Experts....................................................................  19

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    [LOGO]

                                 $200,000,000

                           MERRILL LYNCH & CO., INC.

                                 7% NOTES DUE
                                MARCH 15, 2006

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.

                                MARCH 12, 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------